EXHIBIT 12.1

GLOBALSANTAFE CORPORATION

STATEMENT SETTING FORTH DETAIL FOR COMPUTATION OF

RATIO OF EARNINGS TO FIXED CHARGES

(Millions of dollars)

	Year Ended December 31,
	2006	2005	2004
Fixed charges:
Interest expense, gross	$37.0	$41.3	$55.5
Portion of rentals representative of interest	86.6	61.4	35.6

Total fixed charges	$123.6	$102.7	$91.1

Earnings before fixed charges:
Income before income taxes	$1,117.9	$486.0	$98.0
Fixed charges	123.6	102.7	91.1
Capitalized interest	(20.5)	(38.1)	(41.0)
Amortization of capitalized interest	6.6	3.9	3.4

Total earnings before fixed charges	$1,227.6	$554.5	$151.5

Ratio of earnings to fixed charges:
Earnings before fixed charges	$1,227.6	$554.5	$151.5
Fixed charges	$123.6	$102.7	$91.1
Ratio of earnings to fixed charges	9.93	5.40	1.66